                                                Filed Pursuant to Rule 424(B)(2)
                                                Registration No. 033-37598



PROSPECTUS SUPPLEMENT

(To Prospectus dated October 16, 1995)

NORWEST FINANCIAL, INC.
$150,000,000
6% SENIOR NOTES 1999 SERIES DUE AUGUST 1, 1999
                                                                            LOGO

Interest on the Notes is payable semi-annually on February 1 and August 1 of each year, beginning February 1, 1998. The Notes are not subject to redemption prior to maturity.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The Notes will be sold to the public at varying prices to be determined by the
Underwriters at the time of each sale. The net proceeds to the Company, before deducting expenses payable by the Company (estimated to be $50,000), will be 99.918% of the principal amount of the Notes sold and the aggregate net proceeds will be $149,877,000 plus accrued interest, if any, from August 1, 1997. For further information with respect to the plan of distribution and any discounts, commissions or profits on resales of Notes that may be deemed underwriting discounts or commissions, see "Underwriting."

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The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about August 1, 1997 against payment therefor in immediately available funds.

CHASE SECURITIES INC.
                        BEAR, STEARNS & CO. INC.
                                                   PAINEWEBBER INCORPORATED

The date of this Prospectus Supplement is July 25, 1997

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               RECENT DEVELOPMENT

     On June 23, 1997, Norwest Corporation ("Norwest") entered into an agreement with BankBoston Corporation ("BankBoston") pursuant to which it agreed to purchase Fidelity Acceptance Corporation ("Fidelity"), a BankBoston subsidiary engaged in the business of sub-prime auto finance. Norwest Financial, Inc. (the "Company") is an indirect wholly-owned subsidiary of Norwest. It is contemplated that the Company will acquire Fidelity, directly or through Norwest.

     The principal business of Fidelity is making direct loans secured by automobiles and purchasing sales finance contracts directly from automobile dealers. As of May 31, 1997, Fidelity and its subsidiaries operated 150 branch offices in 31 states and Guam and had approximately $1.12 billion of net finance receivables outstanding.

     It is estimated that the purchase price to be paid for Fidelity will be $339 million. In addition, intercompany borrowings of approximately $744 million will be repaid to BankBoston or its affiliates at closing. The purchase will be financed through the incurrence of indebtedness (including the Notes) by the Company, internally generated funds and additional equity funds provided by Norwest, the respective amounts of which have not yet been determined.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges of the Company and its subsidiaries for the periods indicated:

                                                                      THREE MONTHS
                                                                         ENDED
                                                                     MARCH 31, 1997
                                                                     --------------
                     YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------
1992           1993           1994           1995           1996
-----          -----          -----          -----          -----
2.02           2.22           2.26           2.13           2.11          2.01

     The ratios of earnings to fixed charges have been computed by dividing net earnings plus fixed charges and income taxes by fixed charges. Fixed charges consist of interest and debt expense plus one-third of rentals (which is deemed representative of the interest factor).

             INTERIM FINANCIAL RESULTS AND SELECTED FINANCIAL DATA

     On July 14, 1997, the Company announced total income of $767,893,000 and net earnings of $131,086,000 for the six months ended June 30, 1997. These results represent a 2% increase over total income and a 2% increase over net earnings for the six months ended June 30, 1996. In the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, the Company reported total assets of $7,656,215,000, total liabilities of $6,545,331,000 and total stockholder's equity of $1,110,884,000.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will be issued under an Indenture dated as of May 1, 1986, as amended and supplemented by a first supplemental indenture dated as of February 15, 1991, between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee") as successor by way of merger to The Chase Manhattan Bank (National Association), will be limited to $150,000,000 aggregate principal amount and will mature on August 1, 1999. The Notes will bear interest from August 1, 1997 at the annual rate set forth on the cover page of this Prospectus Supplement, payable each February 1 and August 1, commencing February 1, 1998. Interest will be payable generally to the person in whose name the Note is registered at the close of business on the January 15 or July 15 record date next preceding the February 1 or August 1 interest payment date. Payment of interest and principal at maturity will be made by check mailed to the persons entitled thereto; provided, however, that any such payment will be made by wire transfer of immediately available funds to any registered holder of Notes having an aggregate principal amount in excess of $1 million if appropriate wire transfer instructions shall have been provided by such holder to the Trustee no less than five business days prior to (i) the record date for the applicable interest payment date or (ii) the maturity date for payments of principal. Payment of principal at maturity will be made upon surrender of a Note.

REDEMPTION

     The Notes may not be redeemed prior to maturity.

CONCERNING THE TRUSTEE

     The Trustee has extended a line of credit to the Company. The Company borrows money and has other customary banking relationships with the Trustee in the ordinary course of business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Chase Securities Inc., Bear, Stearns & Co. Inc. and PaineWebber Incorporated (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

               UNDERWRITER                                                 PRINCIPAL AMOUNT
                                                                           ----------------
    Chase Securities Inc. ...............................................    $100,000,000
    Bear, Stearns & Co. Inc. ............................................      25,000,000
    PaineWebber Incorporated.............................................      25,000,000
                                                                             ------------
                 Total...................................................    $150,000,000
                                                                             ============

     The Underwriters have advised the Company that they propose to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

     The Notes are a new series of securities with no established trading market and will not be listed on any securities exchange. The Underwriters have advised the Company that they intend to make a market in the Notes, but are under no obligation to do so and such market making may be terminated at any time. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

     The Trustee is an affiliate of Chase Securities Inc. and engages in general financing and banking transactions with the Company and its affiliates.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the offering of the Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

           ---------------------------------------------------------
TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
Recent Development.....................  S-2
Ratios of Earnings to Fixed Charges....  S-2
Interim Financial Results and Selected
  Financial Data.......................  S-2
Description of the Notes...............  S-3
Underwriting...........................  S-4
PROSPECTUS
Available Information..................    2
Incorporation of Documents by
  Reference............................    2
The Company............................    3
Ratios of Earnings to Fixed Charges....    3
Use of Proceeds........................    3
Description of Debt Securities.........    4
Plan of Distribution...................    7
Legal Opinions.........................    8
Experts................................    8

Prospectus Supplement

NORWEST FINANCIAL, INC.

$150,000,000
6% SENIOR NOTES 1999 SERIES
DUE AUGUST 1, 1999
LOGO

CHASE SECURITIES INC.
BEAR, STEARNS & CO. INC.
PAINEWEBBER INCORPORATED

DATED JULY 25, 1997